Exhibit 12.2

Community Healthcare OP, LP

Computation of Ratio to Earnings to Fixed Charges

	Six Months Ended June 30, 2016	For the Period February 12, 2015 (inception) through December 31, 2015
Earnings
Net income (loss)	$966	$(1,069)
Fixed charges	750	534
Earnings	1,716	(535)

Plus fixed charges:
Interest expense	602	364
Amortization of debt issuance costs	146	167
Estimated interest portion of rental expense	2	3
Fixed charges	750	534

Ratio of Earnings to Fixed Charges	2.29	*

* Deficit	—	1,069